Exhibit 99.2

Akumin Provides Business Update

Plantation, FL, October 20, 2020 – Today Akumin Inc. (NASDAQ/TSX: AKU) (“Akumin”) provided a business update on certain operating and financial information as set forth below.

Akumin is announcing today that RVUs related to service fee revenues in the three-month period ended September 30, 2020 are expected to be around 1.485 million, up from 1.094 million RVUs for the three-month period ended June 30, 2020. Although not yet finalized, this estimate reflects Akumin’s preliminary expectations with respect to RVUs for the third quarter based on information currently available to management of Akumin. Akumin reports the measurement of volume of diagnostic imaging procedures at its facilities based on relative value units (“RVUs”). RVUs are a standardized measure of value used in the United States Medicare reimbursement formula for physician services.

Taking into account the third quarter RVUs above, on a last twelve-month (“LTM”) basis, Adjusted EBITDA for the LTM period ended June 30, 2020 would have been approximately $74 million after normalizing for the effects of COVID-19 on our business and operations.

To normalize for COVID-19, we added approximately $7 million to Adjusted EBITDA for the LTM period ended June 30, 2020. This amount was estimated by multiplying the incremental RVU volume of approximately 0.303 million RVUs by: (i) the service fee net revenue per RVU of $47.59 for the LTM period ended June 30, 2020, and (ii) a minimum incremental contribution margin estimated to be approximately 49%. That minimum incremental contribution margin assumes that operating costs for employee compensation, reading fees, medical supplies and other expenses (excluding IFRS 16 impact), which together represented 51% of net revenue for the LTM period ended June 30, 2020, are 100% variable and therefore any incremental $1.00 of revenue equates to $0.49 of incremental EBITDA. The incremental RVU volume was determined by annualizing the estimated RVU volume for the three-month period ended September 30, 2020 of approximately 1.485 million RVUs less the actual RVU volume for the LTM period ended June 30, 2020 of approximately 5.637 million RVUs. Adjusted EBITDA Normalized for COVID-19 is a non-IFRS financial measure and has been calculated assuming that our estimated RVU volume of 1.485 million RVUs for the three-month period ended September 30, 2020 applied to each quarter in the four quarter period ended June 30, 2020. There can be no assurance that the RVU volume for the three month period ended September 30, 2020 will be indicative of any future fiscal quarters nor can there be any assurance that the RVU volume for the three month period ended September 30, 2020 would have been indicative of the RVU volume for any quarter included in the LTM period ended June 30, 2020 had the COVID-19 pandemic not affected our business and the economy generally.

This press release makes reference to certain non-IFRS measures, such as “Adjusted EBITDA” and “Adjusted EBITDA Normalized for COVID-19”. These non-IFRS measures are not recognized measures under International Financial Reporting Standards (“IFRS”) and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these non-IFRS measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We believe the use of these non-IFRS measures, along with IFRS financial measures, enhances the understanding of our operating results and is useful to us and to investors in comparing performance with competitors, estimating enterprise value and making investment decisions. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

The following table reconciles EBITDA, Adjusted EBITDA and Adjusted EBITDA normalized for COVID-19 to the most directly comparable IFRS financial performance measure for the LTM period ended June 30, 2020 and for the periods that build up to the LTM period:

	Year ended Dec. 31,		Six-month period ended June 30,		LTM period ended June 30, 2020
	2019	2018	2020	2019
($ in thousands)
Net income (loss) attributable to shareholders of Akumin	6,451	5,000	(1,499)	1,208	3,744
Income tax provision (recovery)	2,793	(1,527)	19	545	2,266
Depreciation and amortization	28,271	9,852	17,106	12,765	32,612
Interest expense	28,938	5,979	20,227	8,770	40,394

EBITDA	66,453	19,304	35,853	23,288	79,016

Adjustments
Stock-based compensation	3,555	5,702	1,158	1,953	2,760
Impairment of property and equipment	—	643	—	—
Settlement costs and other (recoveries)	(1,881)	43	(194)	(1,231)	(845)
Acquisition-related costs	3,403	2,426	300	2,550	1,154
Public offering costs	—	814	—	—
Financial instruments revaluation and other (gains) losses	3,835	2,843	(745)	2,052	1,039
IFRS 16 impact on leases	(15,552)	—	(7,681)	(7,070)	(16,163)

Adjusted EBITDA	59,813	31,775	28,691	21,542	66,961

Add
COVID-19 Adjustment	—	—	—	—	7,027

Adjusted EBITDA Normalized for COVID-19	—	—	—	—	73,988

Forward-Looking Statements

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of our Annual Information Form dated March 31, 2020, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com